EXHIBIT 99.3

SAFE HARBOR COMPLIANCE STATEMENT FOR FORWARD-LOOKING STATEMENTS

FACTORS THAT MAY AFFECT FUTURE RESULTS OF OPERATIONS

      You should consider the following factors in evaluating our business or an investment in our common stock. If any of the following or other risks actually occurs, our business, financial condition and results of operations could be adversely affected. In such case, the value of our common stock could decline.

Our business is currently dependent upon our relationships with independent agents associated with World Financial Group and the loss of business provided by the independent agents could have a material adverse effect on our growth strategies and business.

      To date, all life insurance and annuity policies reinsured by us have been written through the agents associated with the independent marketing organization World Financial Group or its predecessor. An independent marketing organization (“IMO”) is an organization of independent agents that contracts with one or more insurance companies to distribute and market securities and insurance products. Our growth in new business through World Financial Group is significantly dependent on the continued willingness and ability of the agents associated with that IMO to market and sell life insurance and annuity products for life insurance companies that reinsure through us.

      We believe the ability of those agents to continue placing new business with the life insurance companies that use us for reinsurance could be affected by a number of factors, including:

•	The ability of World Financial Group to retain agents who have the incentive to support us;

•	The degree of market acceptance of the products offered by those agents;

•	The relationship between the agents and the life insurance companies that use us for reinsurance; and

•	The occurrence of regulatory actions or litigation that could restrict or prohibit sales activities by the agents or the life insurance companies.

      We do not direct or oversee the activities of these agents. We cannot assure you that World Financial Group will be able to attract new agents or retain key agents responsible for significant portions of production. The loss of a substantial number of key agents could have a material adverse effect upon the future sales of World Financial Group and the production of new business to be reinsured by us.

      In recent years, the Securities and Exchange Commission, the National Association of Securities Dealers (“NASD”) and various state regulatory authorities commenced various regulatory inquiries of the companies that were the predecessors to World Financial Group and its affiliated registered broker-dealer, World Group Securities, relating to compliance by those predecessor companies with applicable regulatory standards and appropriate supervision of their associated agents. We were informed that, in response to such inquiries, the predecessor companies implemented corrective action plans with respect to such alleged compliance issues and currently World Financial Group and World Group Securities have responsibility for ongoing compliance activities relating to the agents. If the regulatory authorities do not consider such corrective actions and the ongoing compliance measures implemented by World Financial Group and World Group Securities to be sufficient, then there could be an adverse impact on the ability of those agents to generate additional life insurance and annuity business for us to reinsure.

      If the business of World Financial Group, or any other IMO with which we establish a relationship, is materially disrupted, it could have a material adverse effect on our growth strategies and business. The business of an IMO could be adversely affected by a change of control, loss of one or more key agents, operational problems, regulatory compliance problems, litigation or other factors.

We face certain specialized risks common to all life reinsurance companies; however, because of the concentration of our business with a small number of life insurance companies, we may have a greater exposure to these risks.

      We face certain specialized risks common to all life reinsurance companies. However, because Western Reserve, American Skandia, Pacific Life and Zurich Kemper issued all of the policies we currently reinsure, we may have a more concentrated exposure to these risks than other life reinsurance companies. These risks include the risk of mispricing by life insurance companies of the coverage provided by the underlying policies, adverse insurance experience risk, and risks relating to miscellaneous and external events. Adverse insurance experience risks relate to the risks insured, which may include excessive claims, poor persistency, inadequate investment results, and excessive expenses. However, as long as the life insurance companies that issue the policies we reinsure retain a proportionate share of the risk insured, they will have an incentive to underwrite and price appropriately.

      We do not participate in the selection of the ceding life companies’ pricing assumptions or methodologies used in pricing the insurance products we reinsure. We do, however, evaluate the following elements in pricing our reinsurance agreements:

•	Mortality. Mortality is the relative incidence of death experienced by insured lives taken as a group. We are subject to the risk that the mortality on the lives reinsured by us may be above the mortality assumed in pricing our reinsurance.

•	Persistency. Persistency is the extent to which insurance policies are maintained by the policyholder. Policyholders may not pay premiums, causing their policies to lapse, or they may choose to surrender their policies for the cash surrender value. Policy lapses and surrenders will result in lost future revenues and may result in diminished profitability associated with the business reinsured.

•	Investment. Investment income is based on the rate of return on invested assets. We are subject to (1) asset value risk, which is the risk that invested assets will decrease in value, (2) reinvestment risk, which is the risk that interest rates will decline and funds reinvested will earn lower rates, and (3) disintermediation risk, which is the risk that we may have to sell assets at a loss to fund cash outflows resulting from policyholder withdrawals. Additionally, our revenues on modified coinsurance may decline if policyholders’ separate account values decline.

•	Expenses. Expenses principally consist of our reinsurance expense allowances and internal operating expenses. Reinsurance expense allowances typically consist of reimbursements to the life insurance companies that sell the policies for commissions, issuance expenses and administrative expenses associated with the reinsured policies. In general, we are not at risk for variances in the life insurance companies’ actual expenses from reinsurance expense allowances. However, we face the risk that our internal operating expenses may exceed the expenses assumed in pricing our reinsurance.

      We also face risks resulting from miscellaneous and external events that are difficult to estimate prior to their occurrence, including litigation, governmental and regulatory changes, tax law changes, product acceptance, epidemics, catastrophic events, terrorist attacks, market trends, a significant drop in the U.S. securities markets, a general economic downturn or negative publicity related to IMOs with whom we have relationships, insurance companies whose products we reinsure or products we reinsure. Any such events could have a material adverse effect upon our business.

Our business is dependent upon a small number of reinsurance agreements with a limited number of unaffiliated insurance companies and the loss of new business provided by them could adversely affect us.

      To date, we have derived all of our life reinsurance revenues from variable universal life policies issued by Western Reserve, Pacific Life and Zurich Kemper and all of our annuity reinsurance revenues from variable annuities issued by Western Reserve and American Skandia.

      We have an agreement with Western Reserve that provides us with the first rights to reinsure new products offered by Western Reserve or its U.S. affiliates that are sold by agents associated with World Financial Group. These rights, through automatic renewal, have current terms expiring on December 31, 2003 for variable annuity products reinsured on a coinsurance and modified coinsurance basis, March 31, 2004 for variable universal life products reinsured on a coinsurance and modified coinsurance basis and March 31, 2006 for variable universal life products reinsured on a monthly renewable term basis. This agreement provides for automatic renewal for successive one year periods following its initial term, unless notice of non-renewal is given at least 180 days prior to the end of the current term.

      Our reinsurance agreements provide for the reinsurance of new policies as they are issued. These agreements provide for automatic renewals following their initial terms, subject to termination or non-renewal upon notice of at least 180 days.

      The termination, non-renewal or unfavorable renegotiation of the reinsurance of new policies under these agreements would have a material adverse effect on our growth; however, it would not affect our right to continue to reinsure the policies already reinsured.

If we are unable to exercise our contractual rights to expand the scope of our existing reinsurance arrangements, our growth strategy and business could be affected.

      Due to our historical capital constraints, we have been unable to reinsure the maximum available percentage under the Western Reserve variable universal life reinsurance agreements and the Western Reserve variable annuity reinsurance agreement. If, for any reason, whether for contractual reasons, lack of sufficient capital or otherwise, we are unable to, or choose not to, exercise the rights under these agreements to expand our reinsurance business, our growth could be affected. We cannot assure you that we will exercise our rights under these agreements.

If we are unable to develop new relationships with IMOs, the long-term growth of our business could be materially affected.

      Our growth strategy includes developing affiliations with new IMOs similar to the one we have with World Financial Group. We intend to use various financial incentives, which may include stock, warrants and other forms of equity participation in our company, or by offering actuarial and management advisory services, to form relationships with new IMOs. We cannot assure you that we will be successful in our efforts to establish these relationships. Furthermore, our inability to develop these relationships could materially affect our growth strategy and business.

If we lose or are unable to obtain key personnel, our ability to implement our business strategy could be delayed or hindered.

      We are substantially dependent on a small number of key employees, in particular Edward F. McKernan, President and Chief Executive Officer, Bradley E. Barks, Chief Financial Officer and Senior Vice President — Finance, Caryl P. Shepherd, Chief Accounting Officer, Controller, Treasurer and Secretary, and Thomas Bobowski, Vice President of Marketing, with whom we have employment agreements. Due to increasing complexities associated with growing our business, deploying our business strategies, the increasing duration of the reinsurance agreements and diversification of the business reinsured, we plan to hire additional employees. The loss of the services of any key employee, or the inability to hire additional employees, could adversely affect the quality and profitability of our business operations. We do not currently maintain key employee insurance with respect to any of our employees.

We anticipate experiencing a period of growth that may place a strain on our resources.

      We expect to continue our growth by broadening our existing relationships and forming new relationships with additional IMOs. Any growth of our business would place additional demands on our management, operational capacity and financial resources. Our inability to manage growth effectively could have a material adverse effect on our business, financial condition and results of operations. Additionally, we anticipate that we will need to recruit qualified personnel in all areas of our operations, including management, actuarial support, sales and marketing, to effectively manage and control additional growth.

If we are unable to attract and retain additional qualified personnel, expand our operational capacity or otherwise manage our growth, our business, financial condition and results of operations may be adversely affected.

We rely on numerous third parties to provide policy administration, investment management and administrative support services. If these third parties do not provide satisfactory service and accurate information, our business could be adversely affected.

      The policies we reinsure are administered by the life insurance companies issuing the policies. The life insurance companies provide us with the information necessary for managing our reinsurance business. We do not participate in the underwriting or any of the direct administration of the reinsured policies and have conducted only a limited review of the administrative practices of the life insurance companies for which we provide reinsurance. Therefore, management may not have sufficient or timely information to evaluate the quality or the administration of the business reinsured by us or the accuracy of the information provided by these life insurance companies, though our agreements may provide us some limited oversight in the form of audit rights.

      We utilize an independent investment manager to invest our assets in accordance with our investment guidelines. Conning Asset Management Inc., a subsidiary of Swiss Reinsurance Company, has been our investment manager since June 1998. Conning has discretionary authority to manage our non-cash investment portfolio. As a result, the performance of our aggregate investment portfolio depends largely on the ability of Conning to select and manage appropriate investments. We cannot assure you that Conning will be successful in meeting our investment objectives. We also cannot assure you that Conning will not terminate its agreement with us. The inability of Conning to perform adequately and consistently with our expectations could significantly and negatively affect our ability to conduct our business.

      Global Preferred Re has an insurance management agreement with CFM Insurance Managers Ltd., a member company of the IAS Park Group, which provides professional insurance management services to companies operating in Bermuda. C. Simon Scupham, a director of our company and of Global Preferred Re, is the chairman of CFM. Pursuant to this agreement, CFM acts as the managing agent and Principal Representative under the Insurance Act 1978 for Global Preferred Re in Bermuda. This agreement is for an unlimited duration, but may be terminated by either party upon three months prior written notice or upon 30 days prior written notice under specified circumstances.

If the life and annuity products we reinsure do not continue to be accepted in the marketplace or if tax regulations change with regard to those products, our business strategy could be significantly and adversely affected.

      We currently reinsure variable universal life insurance and variable annuity policies. No assurance can be given that variable universal life insurance and variable annuity policies will continue to be accepted in the marketplace or that we will be able to reinsure other insurance products in the future. The acceptance of variable products could be adversely affected by a substantial, prolonged decline or unusual volatility in the stock market.

      We believe that recent developments in the economy and financial markets have had an adverse affect on the demand for financial products, including variable universal life insurance and variable annuity products, which could reduce our opportunity to reinsure those products. We cannot predict how long these conditions will persist or the magnitude of their effect on our business. Continued unfavorable economic conditions may have an adverse effect on our financial operations or the growth of our business.

      Under the Internal Revenue Code of 1986, income tax payable by policyholders on investment earnings is deferred during the accumulation period of some life insurance and annuity products. To the extent that the Internal Revenue Code is revised to reduce the tax-deferred status of life insurance and annuity products or to increase the tax-deferred status of competing products, all life insurance companies would be adversely affected with respect to their ability to sell such products, and, depending on grandfathering provisions, the surrenders of existing annuity and life insurance policies. In addition, life insurance products are often used to fund estate tax obligations. Congress has adopted legislation to reduce, and ultimately eliminate, the estate tax. Under this legislation, the life insurance companies that issue the policies we reinsure may face reduced demand for some of their life insurance products, which in turn could negatively affect our future reinsurance opportunities. We cannot predict what future tax initiatives may be proposed and enacted which could affect us.

Comparable companies in our industry have recently suffered from poor financial performance, which has adversely affected the market’s perception of our industry. The markets’ perception of these comparable companies and industry may adversely affect our ability to attract and retain business or to raise capital.

      Over recent months many companies in the life insurance and reinsurance industry have exhibited poor financial performance. Weak financial results in the life insurance and reinsurance industry have caused some market analysts and investors to have a negative perception of the financial viability of the industry and its members. Our status as a life reinsurance insurance company may adversely affect the market’s perception of our financial and business capabilities and such a negative perception could adversely affect our ability to attract and retain business or to raise additional capital.

We operate in a highly competitive environment, which could make it more difficult for us to attract and retain business.

      We compete, and will continue to compete, with numerous national and international reinsurance companies, primary insurance companies, underwriting syndicates and other financial services providers, many of which are well established, have significant operating histories and substantially greater underwriting, marketing and administrative resources than we do. Our growth strategy includes the expansion of our relationships with IMOs and other distribution channels through the strategic use of financial incentives. Our ability to compete with other reinsurers in this market will depend upon our ability to successfully develop and maintain strong relationships with IMOs. We cannot assure you that we will be able to successfully develop such relationships. Furthermore, our inability to do so could have a material adverse effect upon our ability to implement our strategies.

      Direct insurance companies that are licensed to underwrite insurance are also licensed to underwrite reinsurance, making commercial entry into the reinsurance business relatively uncomplicated. In addition, over the last several years, capital markets participants, including exchanges and financial intermediaries, have developed financial products intended to compete with traditional reinsurance. We are unable to predict the extent to which new, proposed or potential initiatives may affect the demand for our products. Barriers to entry to the reinsurance industry for non-insurers are mainly the time, capital and talent necessary to attract, underwrite and manage the business. Increased competition could cause us and other reinsurance providers to charge lower premium rates and obtain less favorable contract terms, which could adversely affect our ability to generate revenue and grow our business. Our business may be more susceptible to competition because we have a relatively small number of clients.

Consolidation in the insurance industry could lead to lower margins for us and less demand for life and annuity reinsurance products.

      Many insurance industry participants are consolidating to enhance their market power. These entities, particularly life insurance companies, may try to use their market power to negotiate price reductions for our products and services. If competitive pressures compel us to reduce our prices, our operating margins will decrease. As the insurance industry consolidates, competition for customers will become more intense and the importance of acquiring and properly servicing each customer will become greater. We could incur greater expenses relating to customer acquisition and retention, further reducing our operating margins. In addition, insurance companies that merge may be able to spread their risks across a consolidated, larger capital base so that they require less reinsurance.

We may require additional working capital or financing to fully implement our strategies to grow our business.

      To continue to fully implement our growth strategies, we may need to raise additional funds through loans from financial institutions and the sale of equity securities in private or underwritten public offerings. We cannot assure you that such alternatives would be available to us at an acceptable cost, if at all.

Due to the transactions we have entered into with entities that have a common ownership with World Financial Group, conflicts of interest may arise with respect to our business dealings which may have an adverse effect on our future business operations.

      In 1999, we issued a $5.0 million convertible note to Money Services, Inc. The note is currently convertible into 312,750 shares of our common stock. If Money Services were to convert the note, it would own approximately 8% of our outstanding common stock. Each of World Financial Group, Western Reserve and Money Services are subsidiaries of AEGON USA, Inc. and may therefore be considered related to us due to Money Services’ ownership of a promissory note convertible into more than 5% of our common stock.

      Due to the relationships among us, the independent agents associated with World Financial Group, Western Reserve, Money Services, World Financial Group and AEGON USA, conflicts of interest may arise with respect to existing and future business dealings, including:

•	The terms of World Financial Group’s selling agreements (including commission arrangements) and our reinsurance relationships with life insurance companies;

•	Agreements among us, World Financial Group, Western Reserve, Money Services, AEGON USA and their affiliates;

•	Potential acquisitions of properties or businesses;

•	Potential divestitures of properties or businesses; and

•	The issuance of additional securities by us.

A change in demand for reinsurance could lead to reduced premium rates, which could reduce our net income.

      The successful underwriting of primary insurers and prevailing general economic conditions significantly influence demand for reinsurance. In addition, as primary insurers consolidate and grow, they may require less reinsurance. The supply of reinsurance is related to prevailing prices and levels of surplus capacity that, in turn, may fluctuate in response to changes in rates of return being realized in the reinsurance industry. It is possible that premium rates or other terms and conditions could vary in the future, that the present level of demand will not continue or that the present level of supply of reinsurance could increase as a result of recent or future market entrants or the growth of existing reinsurers.

If we are unable to realize our investment objectives, our financial condition may be adversely affected.

      Our operating results depend in part on the performance of our investment portfolio. Our investments are selected with the objective of maximizing investment returns consistent with appropriate credit, diversification, tax and regulatory consideration, while providing sufficient liquidity to enable us to meet our obligations as a reinsurance company on a timely basis. Our ability to achieve our investment objectives is affected by general economic conditions that are beyond our control.

      General economic conditions can adversely affect the markets for interest-rate-sensitive securities, including the extent and timing of investor participation in such markets, the level and volatility of interest rates and, consequently, the value of fixed income securities. Interest rates are highly sensitive to many factors, including governmental monetary policies, domestic and international economic and political conditions and other factors beyond our control. General economic conditions, stock market conditions and many other factors can also adversely affect the equities market and, consequently, the value of any equity securities we may own. We may not be able to realize our investment objectives, which could reduce our net income significantly.

      The state insurance laws in the United States restricting the investments of insurance companies are not directly applicable to Global Preferred Re. Unlike insurance regulations in the United States, Bermuda law does not limit or regulate investments of Global Preferred Re as a long-term insurer provided that such investments are made for its potential benefit and Global Preferred Re maintains the minimum solvency margin prescribed under the Bermuda Insurance Act 1978. We have developed specific investment guidelines that stress diversification of risk, conservation of principal and liquidity, which are reviewed periodically by the Investment Committee of the board of directors.

Changes in investment markets could cause a decline in the revenues we earn under our coinsurance and modified coinsurance agreements.

      Due to the nature of the variable universal life and variable annuity products we reinsure, we are generally insulated from the direct impact of changes in the investment yields of these products. However, on an overall basis, a decline in investment yields is expected to cause a decrease in our revenues under our coinsurance and modified coinsurance agreements because the funds upon which some of our revenues are calculated would presumably be lower, resulting in a corresponding decrease in our income and a decrease in anticipated future gross profits as used in amortizing the associated deferred acquisition costs and lower earnings during future periods. Conversely, an increase in investment yields is expected to result in increased anticipated future gross profits as used in amortizing the associated deferred acquisition costs.

Our inability to provide satisfactory financial security to life insurance companies that reinsure through us could significantly and negatively affect our ability to implement our business strategy.

      Because we are not required to be licensed or admitted as an insurer in any jurisdiction other than Bermuda and because many jurisdictions do not permit insurance companies to take credit for reinsurance obtained from unlicensed or non-admitted insurers on their statutory financial statements unless appropriate security measures are in place, the majority of our reinsurance customers typically require us to obtain a letter of credit or provide other collateral through funds withheld or trust arrangements. Our letters of credit are collateralized with fixed income securities. If we are unable to increase our letter of credit capacity or are unable to do so on commercially acceptable terms or are unable to arrange for other collateral through funds withheld or trust arrangements, our ability to implement our business strategy would be significantly and negatively affected.

      As we grow, we will need additional letter of credit capacity, or other acceptable forms of security. If we are unable to increase our letter of credit capacity, or are unable to do so on commercially acceptable terms or are unable to arrange for other collateral through funds withheld or trust arrangements, our ability to implement our business strategy would be significantly and negatively affected.

Due to the absence of a financial strength rating, it may be more difficult for us to enter new markets.

      We are not currently rated by any insurance company rating service and have not sought any rating because the absence of a financial rating has not, to date, interfered with the implementation of our business strategy. However, development of our future business may be affected by the absence of such a rating. Accordingly, we will seek a rating if we believe obtaining such a rating will enhance our business opportunities. We cannot assure you that we would receive a favorable rating.

Our results of operations may fluctuate from quarter to quarter and may not be indicative of our long-term prospects.

      Our results of operations may fluctuate significantly from quarter to quarter. Fluctuations may result from a variety of factors, including the volume and mix of reinsurance products we write, claim experience, policy persistency, timing of expenses and the performance of our investment portfolio. In particular, we seek to underwrite products and make investments to achieve long-term results. Accordingly, our short-term results of operations may not be indicative of our long-term prospects.

The nature of our business requires our management to make estimates and assumptions that affect our pricing, risk assessment and financial statements.

      The preparation of our financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the reported amounts of revenues and expenses during the reporting period. Accounts that we deem to be sensitive to changes in estimates include deferred policy acquisition costs and future policy benefits. In addition, management is required to make estimates and assumptions that affect our pricing and risk assessments. In all instances, actual results could differ from management’s estimates and have an adverse impact on our financial condition and business operations.

We have no significant operations other than our ownership of Global Preferred Re, which is regulated with respect to declaring or paying dividends. Restrictions on our subsidiary’s ability to declare and pay dividends may have a material adverse affect on our operations.

      We are a holding company with no direct operations, and our principal asset is the capital stock of Global Preferred Re. Dividends and other permitted payments from our subsidiary are expected to be our sole source of funds to meet ongoing cash requirements, including debt service payments. Global Preferred Re’s declaration and payment of dividends and making of distributions to us is limited under Bermuda law and regulations. Under the Insurance Act 1978 of Bermuda and related regulations, Global Preferred Re must maintain specified minimum solvency levels and is prohibited from declaring or paying dividends that would result in non-compliance. Further as a long-term insurer, Global Preferred Re must maintain long-term assets with a value of at least $250,000 more than its long-term liabilities and is prohibited from declaring or paying dividends that would result in noncompliance or if, among other things, it has reasonable grounds for believing that after making such payment it would not be able to pay its liabilities as they become due. Accordingly, we cannot assure you that Global Preferred Re will declare or pay dividends or make distributions in the future. The inability of Global Preferred Re to pay dividends in an amount sufficient to enable us to meet our cash requirements at the holding company level could have a material adverse effect on our operations. Global Preferred Re paid no dividends to Global Preferred during the fiscal year.

Our business is geographically concentrated; therefore, our operations may be affected by regulatory, economic, demographic and other conditions specific to a small number of states.

      Historically, a substantial portion of the policies we have reinsured were sold in a few states. Much of our reinsurance premiums and reinsured policy revenues were derived from Western Reserve. According to information provided to us by Western Reserve, of the variable universal life and variable annuity premiums from policies sold by agents associated with World Financial Group and its predecessor, on behalf of Western Reserve, most policies were sold in California. We believe that the geographic distribution of the policies we reinsure bears a similar geographic concentration. As a result of such concentration, our operations may be significantly affected by regulatory, economic, demographic and other conditions specific to California and a small number of other states.

Our reliance on payments from life insurance companies under our reinsurance agreements exposes us to credit risk.

      We are exposed to credit risk with respect to the payments owed to us by the life insurance companies under our reinsurance agreements. Our operating cash flow is derived entirely from reinsurance premiums and revenues those companies pay to us. An adverse change in the financial condition of a life insurance company for which we provide reinsurance, especially Western Reserve, could impair our ability to collect these balances as a general creditor, which, in turn, could result in a material, adverse effect upon our financial condition.

     Terrorist attacks may negatively affect our operations.

      There can be no assurance that there will not be further terrorist attacks against the United States or United States businesses. As a result of terrorism, the United States has entered into an armed conflict which could have a further impact on our business. Political and economic instability in some regions of the world may also result and could negatively impact our business. The consequences of further terrorist attacks and these armed conflicts are unpredictable, and we may not be able to foresee events that could have an adverse affect on our business.

If we become subject to insurance statutes and regulations in jurisdictions other than Bermuda or there is a change to a Bermuda law or application of Bermuda law, there could be a significant and negative impact on our business.

      Global Preferred Re, our wholly owned operating subsidiary, is registered in Bermuda as a long-term insurer. It is subject to regulation and supervision in Bermuda. These statutes and regulations may restrict our ability to write reinsurance policies, to distribute funds and to pursue our investment strategy. Bermuda insurance statutes, regulations and policies of the Bermuda Monetary Authority and the Minister of Finance require Global Preferred Re to, among other things:

•	Maintain a minimum level of capital, surplus and liquidity;

•	Satisfy solvency standards;

•	Restrict dividends and distributions;

•	Obtain prior approval of ownership and transfers of shares;

•	Maintain a principal office and appoint and maintain a Principal Representative in Bermuda; and

•	Provide for the performance of certain periodic examinations of Global Preferred Re and its financial condition.

      In general, reinsurers domiciled outside the United States are not subject to substantial direct regulation in the United States. However, most, if not all, states within the United States do not permit life insurance companies to take credit on their statutory financial statements for reinsurance obtained from unlicensed or unadmitted reinsurers, such as Global Preferred Re, unless appropriate security measures exist. In order for life insurance companies to receive credit for reinsurance written, Global Preferred Re has had to post letters of credit with those life insurance companies whose policies we reinsure. If Global Preferred Re should encounter difficulty in obtaining such letters of credit or alternative security in the future, our ability to operate and expand our business would be severely limited.

      Generally, Bermuda insurance statutes and regulations applicable to Global Preferred Re are less restrictive than those that would be applicable if Global Preferred Re were subject to the insurance laws of any state in the United States. In the past, there have been congressional and other initiatives in the United States regarding proposals to supervise and regulate insurers domiciled outside the United States. If in the future we became subject to any insurance laws of the United States or any state thereof or of any other jurisdiction, we cannot assure you that we would be in compliance with those laws or that coming into compliance with those laws would not have a significant and negative effect on our business.

      If we choose to attempt to become licensed in another jurisdiction other than Bermuda, we may not be able to become licensed as the process of obtaining licenses is very time consuming and costly. The modification of the conduct of our business resulting from our becoming licensed in certain jurisdictions could significantly and negatively affect our business. In addition, our inability to comply with insurance statutes and regulations could significantly and adversely affect our business by limiting our ability to conduct business as well as subjecting us to penalties and fines.

Global Preferred Re may become subject to taxes in Bermuda after 2016, which may have a material adverse effect on our financial condition.

      The Bermuda Minister of Finance, under The Exempted Undertakings Tax Protection Act 1966 of Bermuda, has given us assurance that if any legislation is enacted in Bermuda that would impose tax on profits or income, or computed on any capital asset, gain or appreciation, or any tax in the nature of estate duty or inheritance tax, then the imposition of any such tax will not be applicable to us or to any of our operations or our shares, debentures or other obligations until March 28, 2016. We cannot assure you that Global Preferred Re will not be subject to any Bermuda tax after that date.